Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

UNITED BANKSHARES, INC.

(Amended and Restated to Include Amendments filed on April 7, 2017)

Pursuant to the provisions of Section 1007, Article 10, Chapter 31D of the Code of West Virginia, as amended, the undersigned Corporation hereby adopts the following Amended and Restated Articles of Incorporation FILED IN DUPLICATE:

I. The name of the Corporation is United Bankshares, Inc.

II. The address of the principal office of the Corporation is 500 Virginia Street, East, Charleston, Kanawha County, West Virginia 25301.

III. The purposes for which the Corporation is formed are as follows:

To transact any or all lawful business for which corporations may be incorporated under the corporation laws of the State of West Virginia.

IV. Provisions granting preemptive rights are:

That no shareholder of this corporation shall, because of his ownership of stock in the corporation, have any preemptive or other right to purchase, subscribe for, or take any part of any stock, whether unissued or treasury shares, or any part of the notes, debentures, bonds or other securities of this corporation issued, optioned or sold by it after its incorporation. Any part of the capital stock and any part of the notes, debentures, bonds or other securities convertible into or carrying options or warrants to purchase stock of this corporation authorized by this certificate of incorporation or by any amended certificate hereafter issued, may at any time be issued, optioned for sale, and sold or disposed of by this corporation pursuant to resolution or order of its Board of Directors to such person or persons, and upon such terms and offering such stock or securities, or any part thereof to existing shareholders.

V. Provisions for the regulation of the internal affairs of the corporation are:

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Each director and officer of this corporation, or former director or officer of this corporation, or any person who may have served at its request as a director or officer of another corporation, his heirs and personal representatives, shall be indemnified by this corporation against costs and expenses at any time reasonably incurred by him arising out of or in connection with any claim, action, suit or proceeding, civil or criminal, against him or to which he may be made a party by reason of his being or having been such director or officer except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for gross negligence or willful misconduct in the performance of a duty to the corporation. If in the judgment of the board of directors of this corporation a settlement of any claim, action, suit or proceeding so arising be deemed in the best interests of the corporation, any such director or officer shall be reimbursed for any amounts paid by him in effecting such settlement and reasonable expenses incurred in connection therewith. The foregoing right of indemnification shall be in addition to any and all other rights to which any director or officer may be entitled as a matter of law.

VI. A. The amount of authorized capital stock of the Corporation is Five Hundred Fifty Million Dollars ($550,000,000.00), which shall be divided into Two Hundred Million (200,000,000.00) shares of common stock with the par value of Two Dollars and Fifty Cents ($2.50) per share and Fifty Million (50,000,000) shares of preferred stock with the par value of One Dollar ($1.00) per share.

B. The authorized shares of preferred stock of the Corporation may be issued from time to time in one or more series as determined by the Corporation’s Board of Directors, which is also authorized to determine the number of shares authorized for issuance in each series.

C. All shares of a series of preferred stock shall have preferences, limitations, and relative rights identical with those of other shares of the same series. The Board of Directors is authorized to determine the preferences, limitations, and relative rights of each series of shares, including but not limited to authorizing one or more series of preferred stock that:

1. Have special, conditional or limited voting rights, or no right to vote, except to the extent prohibited by Chapter 31D of the West Virginia Code;

2. Are redeemable or convertible: (a) at the option of the Corporation, the shareholder, or another person or upon the occurrence of a designated event; (b) for cash, indebtedness, securities, or other property; or (c) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

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3. Entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; or

4. Have preference over any other class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.

D. The preferences, limitations, and relative rights of each series of preferred shares shall be determined by the Board of Directors before issuing such shares and shall be expressed in articles of amendment that shall be effective without shareholder approval and shall be delivered to the Secretary of State of the State of West Virginia for filing pursuant to Chapter 31D, Article 6, Section 602 of the West Virginia Code, as amended, and as otherwise permitted by Chapter 31D, Article 8, Section 825 of the West Virginia Code, as amended.

VII. The number of directors constituting the current board of directors is fourteen (14).

VIII. The existence of this Corporation is to be perpetual.

IX. These Amended and Restated Articles of Incorporation shall be effective immediately upon filing.

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